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                          PRESS RELEASE
                      For Immediate Release



    CAPITAL ENVIRONMENTAL RESOURCE INC. COMPLETES PURCHASE OF
MUNICIPAL SOLID WASTE LANDFILL SITE UNDER DEVELOPMENT IN OSCEOLA
                         COUNTY, FLORIDA

BURLINGTON, ON (May 6, 2003) - Capital Environmental Resource Inc. (NASDAQ:CERI) announced today that it completed its previously announced acquisition of Omni Waste of Osceola County LLC, a municipal solid waste landfill site currently under development in Osceola County, Florida. It is currently anticipated that the landfill will open for commercial operation no later than the first quarter of 2004.

This 2,200 acre facility, which will serve Osceola County and the greater Orlando area, has a permitted capacity of 24 million cubic yards. The landfill has received all necessary permits from the Florida Department of Environmental Protection and Osceola County. Omni Waste has entered into disposal agreements with the City of St. Cloud and Osceola County and plans to pursue additional disposal agreements with other waste sources.

The acquisition was funded in part by a private placement to affiliates of Kelso & Company of 55,000 shares of cumulative preferred stock, and warrants for 7,150,000 shares of common stock, in Capital's wholly owned U.S. subsidiary, Waste Services, Inc., ("WSI") which resulted in net proceeds to WSI of approximately US$53.4 million. In addition, under the Preferred Stock Subscription Agreement signed with affiliates of Kelso & Company, WSI may issue to affiliates of Kelso an additional 45,000 shares of its cumulative preferred stock and additional warrants for 5,850,000 shares of its common stock.

The remaining funding for the acquisition was derived from a private placement of 10,075,000 Series 1 Preferred shares of Capital and Series 1 Warrants for 2,015,000 shares of common stock of Capital, resulting in net proceeds to Capital of approximately US$28.5 million. The Series 1 Preferred Shares are convertible into the same number of shares of common stock of Capital upon approval of the stockholders.

Chairman  and  Chief  Executive Officer  David  Sutherland  Yoest
stated: "This acquisition will serve as the cornerstone to Capital's disposal-based expansion into the appropriate United States markets. It further demonstrates our commitment to maintaining a strong balance sheet on which to enhance future shareholder value".


Capital Environmental Resource Inc. is a regional integrated solid waste services company that provides collection, transfer, disposal and recycling services in Canada. The Company's web site is www.capitalenvironmental.com.

David J. Feals
Chief Financial Officer
(905) 319-6047
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           Safe Harbor for Forward-Looking Statements

Certain matters discussed in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements describe the company's future plans, objectives or goals. These forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from the plans, objectives and goals set forth herein. Factors which could materially affect such forward-looking statements can be found in Capital's periodic reports filed with the Securities and Exchange Commission, including risk factors detailed in Capital's Form 20-F for the year ended December 31, 2001. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements made herein are only made as of the date of this press release and Capital undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.















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